UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number: 1-31253

Pengrowth Energy Corporation
(Translation of registrant's name into English)

1900, 222 Third Avenue SW
Calgary, Alberta T2P 0B4 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pengrowth Energy Corporation

Date: May 8, 2019	By:	/s/ Chris Webster
	Name:	Chris Webster
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.

99.1	Pengrowth Delivers First Quarter 2019 Adjusted Funds Flow of $16 Million on Increased Bitumen Production at Lindbergh, Robust Commodity Prices and Lower Costs